October 23, 2014

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	BioSpecifics Technologies Corp.
Forms 8-K filed on October 16, 2014
File No. 001-34236

Dear Mr. Rosenberg:

This letter is being furnished in response to the letter dated October 20, 2014 (the “Comment Letter”) from you to Thomas L. Wegman, President of BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with respect to a comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K, File No. 001-34236, filed on October 16, 2014. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 8-K filed on October 16, 2014

Item 4.01(a)

1.	Please amend your filing to state if you had any disagreements with your former auditors (Friedman LLP) as required by Item 304(a)(1)(iv).

Response:

The Company acknowledges the Staff’s comment and after speaking with the Staff have filed an amendment to the Current Report on Form 8-K dated October 10, 2014 to state that there were no disagreements with our former auditors as required by Item 304(a)(1)(iv) of Regulation S-K.

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The Company understands and acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,

/s/ Thomas L. Wegman
Thomas L. Wegman, President

Cc:	Sasha Parikh, Staff Accountant, Securities and Exchange Commission
Carl Valenstein, Bingham McCutchen LLP
Robert E. Fiorentino, Friedman LLP